SECU 11017341 SSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2011
Washington, DC
110

SEC FILE NUMBER
8- 18414

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Van Clemens & Co., Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

527 Marquette Avenue South
(No. and Street)

Minneapolis (City) MN (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Basil Joseph 612.758.9141
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wipfli LLP
(Name – *if individual, state last, first, middle name*)

8665 Hudson Blvd. N., Ste 200 (Address) St. Paul (City) MN (State) 55042 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Basil Joseph, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van Clemens & Co., Incorporated, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANGELA K. EILERS
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

Basil Joseph
Signature

CFO/CCO
Title

Angela K Eilers
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)
Minneapolis, Minnesota

Financial Statements and Additional Information

Years Ended December 31, 2010 and 2009

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Financial Statements and Additional Information

Years Ended December 31, 2010 and 2009

Table of Contents

WIPFLi LLP

Independent Auditor's Report

To the Stockholder
Van Clemens & Co., Inc.
Minneapolis, Minnesota

We have audited the accompanying balance sheets of Van Clemens & Co., Inc. as of December 31, 2010 and 2009, and the related statements of income, stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Clemens & Co., Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information contained in the schedule on page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP

Wipfli LLP

February 16, 2011
St. Paul, Minnesota

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Balance Sheets

December 31, 2010 and 2009

Assets	2010	2009
Cash	$ 577,195	$ 509,821
Deposit with clearing organization	20,938	20,926
Securities owned, at market	259,294	220,805
Receivable from clearing organization	12,903	18,342
Prepaid expenses and other	45,388	42,757
TOTAL ASSETS	$ 915,718	$ 812,651
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued commissions and bonus	$ 240,719	$ 212,534
Other accured liabilities	112,500	91,703
Total liabilities	353,219	304,237
Stockholder's equity:		
Common shares - Par value $.10 per share		
Authorized - 100,000 shares		
Issued and outstanding - 63,000 shares	6,300	6,300
Additional paid-in capital	190,500	190,500
Retained earnings	365,699	311,614
Total stockholder's equity	562,499	508,414
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 915,718	$ 812,651

See accompanying notes to financial statements.

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Statements of Income

Years Ended December 31, 2010 and 2009

	2010	2009
Revenue:		
Commissions	$ 2,886,840	$ 2,316,471
Firm trading gains (losses), net	57,177	77,941
Interest income and other	25,818	28,760
Total revenue	2,969,835	2,423,172
Expenses:		
Commissions and compensation	2,276,671	1,806,831
Communications	128,574	129,170
Occupancy	92,344	98,288
Regulatory and professional fees	327,596	293,085
Other	41,065	34,113
Total operating expenses	2,866,250	2,361,487
Net income	$ 103,585	$ 61,685

See accompanying notes to financial statements.

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Statements of Stockholder's Equity

Years Ended December 31, 2010 and 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances at January 1, 2009	$ 6,300	$ 190,500	$ 306,029	$ 502,829
Distributions to stockholder	-	-	(56,100)	$ (56,100)
Net income	-	-	61,685	61,685
Balances at January 1, 2010	6,300	190,500	311,614	508,414
Distributions to stockholder	-	-	(49,500)	(49,500)
Net income	-	-	103,585	103,585
Balances at December 31, 2010	$ 6,300	$ 190,500	$ 365,699	$ 562,499

See accompanying notes to financial statements.

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Statements of Cash Flows

Years Ended December 31, 2010 and 2009

	2010	2009
Decrease in cash:		
Cash flows from operating activities:		
Net income	$ 103,585	$ 61,685
Adjustments to reconcile net income to net cash pfovided by (used in) operating activities		
Changes in operating assets and liabilities:		
Deposit with clearing organization	(12)	(33)
Receivable from clearing organization	5,439	(5,930)
Securities owned, at market	(38,489)	(144,172)
Prepaid expenses and other	(2,631)	152
Accrued commission	28,185	39,588
Other accrued liabilities	20,797	(8,297)
Total adjustments	13,289	(118,692)
Net cash provided by (used in) operating activities	116,874	(57,007)
Cash flows from financing activities		
Distributions	(49,500)	(56,100)
Net change in cash	67,374	(113,107)
Cash at beginning of year	509,821	622,928
Cash at end of year	$ 577,195	$ 509,821

See accompanying notes to financial statements.

Note 1 Summary of Significant Accounting Policies

Principal Business Activity

The Company is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in the business of buying and selling securities on behalf of customers and raising capital for customers through private placement offerings. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis. The Company is a wholly owned subsidiary of Hart Securities Corporation (the Parent).

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and a money market fund. The Company considers all highly liquid investments with maturities of less than three months to be cash equivalents.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis.

Note 1 Summary of Significant Accounting Policies (Continued)

Income Taxes

The stockholders of the parent company have elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code and comparable state regulations. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income (nor is it allowed a net operating loss carryback or carryover as a deduction). Instead, the stockholders report on their personal income tax returns their proportionate share of the Company's taxable income (or loss) and tax credits. No provision has been made for corporate income taxes.

Advertising

The Company expenses advertising costs as incurred.

Subsequent Events

Subsequent events have been evaluated through February 16, 2011, which is the date the financial statements were available to be issued.

Note 2 Receivable From Clearing Organization

The Company clears certain of its customer transactions through another broker-dealer on a fully disclosed basis. The Company earns commission revenue from its clearing broker for customer transactions. Commissions are earned on trade date and recorded as a receivable by the Company. The receivable is generally paid within 30 days of trade date. The Company is required to maintain a minimum $18,000 deposit with the organization to collateralize certain transactions.

Note 3 Operating Lease

The Company entered into an operating lease agreement for its office facilities. The lease provides for annual rent increases and expires in July 2013. The Company is required to pay a proportionate share of operating costs in addition to the monthly base rent. For financial statement purposes, the rent expense is recognized on a straight-line basis over the lease term.

Future minimum lease payments, by year, under the aforementioned noncancelable operating lease agreement with a remaining term in excess of one year are as follows:

2011	$	43,508
2012		45,639
2013		27,348
Total	$	116,495

Total rent and related expenses for the years ended December 31, 2010 and 2009, were $90,662 and $94,781, respectively.

Note 4 401(k) Plan

The Company sponsors a 401(k) plan covering all employees who have completed one year of service and attained age 21. The Company contributes to the plan by making discretionary contributions, plus safe harbor matching employee contributions, of up to 4% of compensation. The total employer contributions charged to operations under the plan were $173,306 and $123,069 for the years ended December 31, 2010 and 2009, respectively.

Note 5 Concentration of Credit Risk

Financial instruments that subject the Company to possible credit risk consist principally of accounts receivable and cash deposits in excess of insured limits.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2010 and 2009, the Company exceeded the insured limits by approximately $152,000 and $128,000, respectively. The Company has not experienced any losses in such accounts.

Note 6 Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2010, the Company had net capital of $471,126 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2010, was 0.75 to 1. The SEC permits a ratio of no greater than 15 to 1. Furthermore, net capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1.

Note 7 Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 8 Fair Value Measurements

Following is a description of the valuation methodology used for assets measured at fair value on a recurring or nonrecurring basis, as well as the classification of the assets within the fair value hierarchy. Generally accepted accounting principles defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach as specified by generally accepted accounting principles are used to measure fair value.

Securities owned - Securities owned may be classified as Level 1, Level 2, or Level 3 measurements within the fair value hierarchy. Level 1 securities include equity securities traded on a national exchange. The fair value measurement of a Level 1 security is based on the quoted price of the security. Level 2 securities include U.S. government and agency securities, obligations of states and political subdivisions, corporate debt securities, certificates of deposit, and mortgage-related securities. The fair value measurement of a Level 2 security is obtained from an independent pricing service and is based on recent sales of similar securities and other observable market data. Level 3 securities include, among others, trust preferred securities that are not traded in a market. The fair value measurement of a Level 3 security is based on a discounted cash flow model that incorporates assumptions market participants would use to measure the fair value of the security.

Note 8 Fair Value Measurements (Continued)

Information regarding the fair value of assets measured at fair value on a recurring basis as of December 31 follows:

		Recurring Fair Value Measurements Using		
	Assets Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2010				
Assets - Securities owned	$ 259,294	$ 259,294		
2009				
Assets - Securities owned	$ 220,805	$ 220,805		

Additional Information

Van Clemens & Co., Inc.

(A Wholly Owned Subsidiary of Hart Securities Corporation)

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2010 and 2009

	2010
Net capital:	
Total stockholder's equity	$ 562,499
Deductions and/or charges:	
Nonallowable assets:	
Prepaid expenses and other assets	45,388
Non-allowable receivable	2,938
Total nonallowable assets	48,326
Net capital before haircuts on securities positions	514,173
Haircuts on securities	(43,047)
Net capital	$ 471,126
Aggregate indebtedness:	
Items included in balance sheet	
Accrued commission	$ 240,719
Other accrued liabilities	112,500
Total aggregate indebtedness	$ 353,219
Computation of basic net capital requirement:	
Minimum net capital required, *greater of*:	
6.67% of aggregate indebtedness	$ 23,548
Minimum dollar requirement	100,000
Net capital requirement	$ 100,000
Excess net capital	$ 371,126
Ratio: Aggregate indebtedness to net capital	0.75 to 1.0

There were no material differences between the audited Computaiton of Net Capital included in this report and the corresponding schedule including in the Company's unaudited December 31, 2010, Par IIA FOCUS filed in January 2011.

See Independent Auditor's Report.

WIPFLi LLP

Report of Internal Control Required by SEC Rule 17a-5

Board of Governors
Van Clemens & Co., Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Van Clemens & Co., Inc. as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP
February 16, 2011
St. Paul, Minnesota

WIPFLi LLP

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Stockholder
Van Clemens & Co., Inc.
Minneapolis, Minnesota

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Van Clemens & Co., Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, including evaluation of the Company's bank statement, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and Company working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and Company working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Wipfli LLP

Wipfli LLP
St. Paul, Minnesota
February 16, 2011

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067639 FINRA DEC
MAZZONE & ASSOCIATES INC 15*15
8 PIEDMONT CENTER STE 510
3525 PIEDMONT RD NE
ATLANTA GA 30305-1578

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dominic Mazzone 404.931.8545

2. A. General Assessment (item 2e from page 2)	$ 1,912.24
B. Less payment made with SIPC-6 filed (exclude interest) 7/19/10 Date Paid	(347.00)
C. Less prior overpayment applied	(Ø DM)
D. Assessment balance due or (overpayment)	1565.24
E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum	0
F. Total assessment balance and interest due (or overpayment carried forward)	$ 1565.24
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ $1,565.24
H. Overpayment carried forward	$( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mazzone & Associates, Inc.
(Name of Corporation, Partnership or other organization)

DM
(Authorized Signature)

CEO
(Title)

Dated the 4th day of February, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2010
and ending December 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 816,218.00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Consulting Revenues ($24,780.69); Reimbursable Rent Expense ($21,332.00); and Reimbursable Out-of-Pocket Expense ($5,210.75)	51,323.44
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 764,894.56
2e. General Assessment @ .0025	$ 1,912.24 (to page 1, line 2.A.)